FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-248842
September 16, 2020

News Release

First Solar Announces Secondary Offering of Common Stock
•Stockholder to sell and donate a portion of shares
•First Solar will not receive any proceeds from stockholder’s sale of shares

TEMPE, Ariz., September 16, 2020 – First Solar, Inc. (Nasdaq: FSLR) (“First Solar” or the “Company”) today announced the commencement of an underwritten registered secondary offering of 8,649,074 shares, or approximately 8.2%, of the Company’s outstanding common stock. All of the shares sold in the offering will be sold by Lukas T. Walton. The Company is not selling any shares and will not receive any proceeds from the sale of the shares being offered by Mr. Walton. Mr. Walton intends to use the proceeds from the sale of shares in the offering to provide funds for new impact investments across a variety of environmental and social causes.

In addition to the shares to be sold in the offering, Mr. Walton intends to donate up to 8,649,074 additional shares over time to various charitable organizations focused on urgent issues facing society and the environment, including relief efforts related to the COVID-19 pandemic. Upon completion of both the sale and intended donation of shares, Mr. Walton will directly hold approximately 4.9% of the Company’s outstanding common stock.

Mr. Walton’s father, John T. Walton, was an early backer and investor in First Solar, playing a pivotal role in enabling its efforts to commercially scale its thin film photovoltaic (“PV”) solar module technology and eventually become America’s largest solar module manufacturer.

“The Walton family’s history with First Solar goes back to our origins as a start-up in Ohio. By reinvesting the sale proceeds from the shares into new ventures focused on some of the most pressing issues facing the world today, he continues a commitment consistent with his father’s investment in First Solar prior to the Company’s 2006 IPO,” said Mark Widmar, Chief Executive Officer, First Solar.

First Solar recently celebrated two decades since its founding in 1999 and has shipped over 25 GWDC of PV modules to over 45 countries worldwide, making it the only American solar module manufacturing company to achieve this milestone. With up to 1.9 GWDC of annualized manufacturing capacity in Ohio, First Solar has the largest solar module manufacturing capacity in the Western Hemisphere and also operates manufacturing facilities in Vietnam and Malaysia, with a global annualized manufacturing capacity of up to 5.7 GWDC.

Additional Information About the Offering

Morgan Stanley is acting as the sole underwriter for the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Company has filed a registration statement (including a preliminary prospectus supplement and an accompanying base prospectus) with the U.S. Securities and Exchange Commission (the “SEC”), for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying base prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and such offering. You may get these documents, including the preliminary prospectus supplement, for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, such documents may be obtained from Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.

Forward-Looking Statements

This release contains forward-looking statements which are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements concerning the secondary offering of shares and the intentions of Lukas T. Walton. These forward-looking statements are often characterized by the use of words such as “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “seek,” “believe,” “forecast,” “foresee,” “likely,” “may,” “should,” “goal,” “target,” “might,” “will,” “could,” “predict,” “continue,” and the negative or plural of these words and other comparable terminology. Forward-looking statements are based only on current beliefs and expectations about future events and therefore speak only as of the date of this release. You should not place undue reliance on these forward-looking statements. We undertake no obligation to update any of these forward-looking statements for any reason, whether as a result of new information, future developments or otherwise. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual events to differ materially from those expressed or implied by these statements. These risks, uncertainties, and other factors include, but are not limited to, the matters discussed under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our most recent Annual Report on Form 10-K and our subsequently filed Quarterly Reports on Form 10-Q, as supplemented by our other filings with the SEC.
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